August 1, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn:  Katherine Wray

Re:	National Datacomputer, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2008
File No. 000-15885

Ladies and Gentlemen:

On behalf of National Datacomputer, Inc. (the “Company”), I am submitting this letter in response to comments contained in the letter dated July 21, 2008 from Mark Kronforst of the Securities and Exchange Commission (the “Commission” or the “Staff”) to William B. Berens, President and Chief Executive Officer of the Company.

As per a discussion with a member of your staff, Mark Shannon, on Thursday July 24, 2008, we are preparing a response to these comments and anticipate being able to file amendments to each of these filings within the next 10 days.  Therefore, we respectfully request an extension to answer these comments and amend these filings by August 11, 2008.

We hope that the above request will be acceptable to the Staff.  If you have any questions or comments kindly contact the undersigned at (978) 663-7677, x152.

Thank you for your time and attention.

Sincerely,

/s/ Bruna Bucacci
Bruna Bucacci
Chief Accounting Officer

cc: Securities and Exchange Commission
Mark Shannon

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Neil H. Aronson